Exhibit 2

Shaw Communications Inc.

Management’s Responsibility for Financial Statements and

Report on Internal Control over Financial Reporting

November 23, 2015

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its members are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2015.

As permitted by SEC guidance, management has excluded its subsidiary, ViaWest, Inc. (“ViaWest”), from this evaluation of the system of internal control over financial reporting. Shaw completed the purchase of 100% of ViaWest on September 2, 2014. Additional information regarding this acquisition is included in Note 3 to the Consolidated Financial Statements. ViaWest had assets and revenues representing approximately 12% and 4%, respectively, of the related Consolidated Financial Statement amounts as of and for the year ended August 31, 2015. Further information on ViaWest is included in Note 24 to the

2015 Annual Report Shaw Communications Inc.	51

Shaw Communications Inc.

Management’s Responsibility for Financial Statements and

Report on Internal Control over Financial Reporting

Consolidated Financial Statements. ViaWest will be included in management’s evaluation of internal controls over financial reporting for the fiscal year ended August 31, 2016.

[Signed]	[Signed]

Brad Shaw Chief Executive Officer	Vito Culmone Executive Vice President and Chief Financial Officer

52	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Shaw Communications Inc.

We have audited the accompanying consolidated financial statements of Shaw Communications Inc., which comprise the consolidated statements of financial position as at August 31, 2015 and 2014, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2015 and 2014, and its financial performance and its cash flows for the years ended August 31, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communication Inc.’s internal control over financial reporting as of August 31, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated November 23, 2015 expressed an unqualified opinion on Shaw Communications Inc.’s internal control over financial reporting.

Calgary, Canada
November 23, 2015
Chartered Accountants

2015 Annual Report Shaw Communications Inc.	53

Shaw Communications Inc.

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Shaw Communications Inc.

We have audited Shaw Communications Inc.’s internal control over financial reporting as at August 31, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Shaw Communications Inc.’s Management Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ViaWest, Inc., which is included in the August 31, 2015 consolidated financial statements of Shaw Communications Inc. and constituted $1,733 million of total assets as of August 31, 2015 and $246 million of revenues for the year then ended. Our audit of internal control over financial reporting of Shaw Communications Inc. also did not include an evaluation of the internal control over financial reporting of ViaWest, Inc..

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2015, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States), the consolidated statements of financial position of Shaw Communications Inc. as at August 31, 2015 and 2014, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2015 and 2014, and our report dated November 23, 2015 expressed an unqualified opinion thereon.

Calgary, Canada November 23, 2015

Chartered Accountants

54	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Consolidated Statements of Financial Position

[millions of Canadian dollars]	August 31, 2015 $	August 31, 2014 $

ASSETS
Current
Cash	398	637
Accounts receivable [note 4]	468	493
Inventories [note 5]	60	119
Other current assets [note 6]	78	73
Asset held for sale [note 3]	5	11

	1,009	1,333
Investments and other assets [notes 7 and 28]	97	60
Property, plant and equipment [note 8]	4,220	3,652
Other long-term assets [note 9]	259	283
Deferred income tax assets [note 23]	14	26
Intangibles [note 10]	7,459	7,198
Goodwill [note 10]	1,506	698

	14,564	13,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	887	828
Provisions [note 12]	52	44
Income taxes payable	195	341
Unearned revenue	196	183
Current portion of long-term debt [notes 13 and 28]	608	–

	1,938	1,396
Long-term debt [notes 13 and 28]	5,061	4,690
Other long-term liabilities [notes 14 and 26]	186	251
Provisions [note 12]	10	9
Deferred credits [note 15]	588	862
Deferred income tax liabilities [note 23]	1,135	1,105

	8,918	8,313

Commitments and contingencies [notes 13, 25 and 26]
Shareholders’ equity
Common and preferred shareholders	5,409	4,702
Non-controlling interests in subsidiaries	237	235

	5,646	4,937

	14,564	13,250

See accompanying notes
On behalf of the Board:
[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

2015 Annual Report Shaw Communications Inc.	55

Shaw Communications Inc.

Consolidated Statements of Income

Years ended August 31 [millions of Canadian dollars except per share amounts]	2015 $	2014 $
Revenue [note 24]	5,488	5,241
Operating, general and administrative expenses [note 21]	(3,109)	(2,979)
Restructuring costs [notes 12 and 21]	(52)	(58)
Amortization -
Deferred equipment revenue [note 15]	78	69
Deferred equipment costs [note 9]	(164)	(142)
Property, plant and equipment, intangibles and other [notes 8, 9, 10 and 15]	(809)	(692)

Operating income	1,432	1,439
Amortization of financing costs – long-term debt [note 13]	(4)	(3)
Interest expense [notes 13 and 24]	(283)	(266)
Gain on sale of media assets [note 3]	–	49
Acquisition and divestment costs [note 3]	(6)	(4)
Accretion of long-term liabilities and provisions	(3)	(6)
Debt retirement costs [note 13]	–	(8)
Equity loss of a joint venture [note 7]	(56)	–
Gain on sale of wireless spectrum licenses [note 3]	158	–
Impairment of goodwill [note 10]	(15)	–
Other losses [note 22]	(49)	(6)

Income before income taxes	1,174	1,195
Current income tax expense [note 23]	356	354
Deferred income tax recovery [note 23]	(62)	(46)

Net income	880	887

Net income attributable to:
Equity shareholders	856	857
Non-controlling interests in subsidiaries	24	30

	880	887

Earnings per share [note 18]
Basic	1.80	1.84
Diluted	1.79	1.84

See accompanying notes

56	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Consolidated Statements of Comprehensive Income

	2015	2014
Years ended August 31 [millions of Canadian dollars]	$	$
Net income	880	887
Other comprehensive income (loss) [note 20]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	6	3
Adjustment for hedged items recognized in the period	(6)	(5)
Unrealized loss on available-for-sale investment	(3)	(2)
Exchange differences on translation of a foreign operation	184	–
Exchange differences on US denominated debt hedging a foreign operation	(74)	–

	107	(4)

Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	7	(42)

	114	(46)

Comprehensive income	994	841

Comprehensive income attributable to:
Equity shareholders	970	811
Non-controlling interests in subsidiaries	24	30

	994	841

See accompanying notes

2015 Annual Report Shaw Communications Inc.	57

Shaw Communications Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Year ended August 31, 2015
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	–	–	856	–	856	24	880
Other comprehensive income	–	–	–	114	114	–	114

Comprehensive income	–	–	856	114	970	24	994
Dividends	–	–	(396)	–	(396)	–	(396)
Dividend reinvestment plan	166	–	(166)	–	–	–	–
Shares issued under stock option plan	152	(23)	–	–	129	–	129
Share-based compensation	–	4	–	–	4	–	4
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(22)	(22)

Balance as at August 31, 2015	3,500	45	1,883	(19)	5,409	237	5,646

Year ended August 31, 2014
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	–	–	857	–	857	30	887
Other comprehensive loss	–	–	–	(46)	(46)	–	(46)

Comprehensive income	–	–	857	(46)	811	30	841
Dividends	–	–	(364)	–	(364)	–	(364)
Dividend reinvestment plan	146	–	(146)	–	–	–	–
Shares issued under stock option plan	81	(11)	–	–	70	–	70
Share-based compensation	–	3	–	–	3	–	3
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(26)	(26)

Balance as at August 31, 2014	3,182	64	1,589	(133)	4,702	235	4,937

See accompanying notes

58	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Consolidated Statements of Cash Flows

	2015	2014
Years ended August 31 [millions of Canadian dollars]	$	$

OPERATING ACTIVITIES
Funds flow from operations [note 29]	1,637	1,524
Net change in non-cash balances related to operations	(97)	216

	1,540	1,740

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 24]	(939)	(976)
Additions to equipment costs (net) [note 24]	(72)	(56)
Additions to other intangibles [note 24]	(79)	(84)
Net decrease (increase) to inventories	59	(23)
Business acquisitions, net of cash acquired [note 3]	(902)	–
Proceeds on sale of media assets [note 3]	–	141
Additions to investments and other assets	(125)	(52)
Proceeds on disposal of property, plant and equipment [notes 24 and 29]	26	21
Proceeds on sale of wireless spectrum licenses, net of costs [note 3]	99	–
Distributions received and proceeds from sale of investments	29	–

	(1,904)	(1,029)

FINANCING ACTIVITIES
Increase in long-term debt	921	840
Debt repayments	(508)	(969)
Debt retirement costs [note 13]	–	(7)
Senior notes issuance costs [note 13]	–	(4)
Bank credit facility arrangement costs	(14)	–
Repayment of promissory note [note 27]	–	(48)
Issue of Class B Non-Voting Shares	129	70
Dividends paid on Class A Shares and Class B Non-Voting Shares	(369)	(339)
Dividends paid on Series A Preferred Shares	(13)	(13)
Distributions paid to non-controlling interests in subsidiaries	(22)	(26)

	124	(496)

Effect of currency translation on cash balances	1	–

Increase (decrease) in cash	(239)	215
Cash, beginning of year	637	422

Cash, end of year	398	637

See accompanying notes

2015 Annual Report Shaw Communications Inc.	59

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and programming content (“Media”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto Stock Exchange, TSX Venture Exchange and New York Stock Exchange. The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended August 31, 2015 and 2014, were approved by the Board of Directors and authorized for issue on November 23, 2015.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are entities over which the Company has control. Control exists when the Company has power over an investee, is exposed to or has rights to variable returns from its involvement and has the ability to affect those returns. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition, being the time at which the Company obtains control. Consolidation of a subsidiary ceases when the Company loses control. A change in ownership interests of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Company assesses control through share ownership and voting rights.

Non-controlling interests arise from business combinations in which the Company acquires less than 100% ownership interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

(ii)	Joint operations

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint operations.

60	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

The Company’s joint operations include a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”) and until January 1, 2014, a 50% interest in Historia and Series+ s.e.nc (“Historia and Series+”).

The Partnership owns and leases commercial space in Shaw Tower in Vancouver, BC, which is the Company’s headquarters for its lower mainland operations. In classifying its 33.33% interest in the Partnership as a joint operation, the Company considered the terms and conditions of the partnership agreement and other facts and circumstances including the primary purpose of Shaw Tower which is to provide lease space to the partners.

Historia and Series+ are two Canadian French-language specialty television channels. The Company classified its 50% interest as a joint operation after considering the terms and conditions of the partnership agreement and other facts and circumstances including the significant obligations that arise with respect to the CRTC broadcasting licenses which are required to operate the channels and which are held at the partner level.

Investments	in associates and joint ventures

Associates are entities over which the Company has significant influence. Significant influence is the power to participate in the operating and financial policies of the investee, but is not control or joint control.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s or joint venture’s net income/loss and other comprehensive income/loss after the date of investment, additional contributions made and dividends received.

The Company has classified its 50% interest in Shomi Partnership (“shomi”) after considering the terms and conditions of the partnership agreement and other facts and circumstances including business plans to make the service available to subscribers of other distributors and as an over-the-top service for purchase by any subscriber.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection, installation and customer premise equipment revenue) and related subscription and service revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values. Revenue from data centre customers includes colocation and other services revenue, including managed infrastructure revenue. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided.

Subscriber connection fees received from customers are deferred and recognized as revenue on a straight-line basis over three years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

2015 Annual Report Shaw Communications Inc.	61

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Initial setup fees related to the installation of data centre services and installation revenue received on contracts with commercial business customers are deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the installation of services or service contract, in an amount not exceeding the upfront revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and DCTs is deferred and recognized on a straight-line basis over three years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold is deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over three years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

62	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized as well as borrowing costs on qualifying assets. In addition, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable and telecommunications distribution system	5-20 years
Digital cable terminals and modems	2-5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3-15 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	15-40 years
Data centre infrastructure	3-21 years
Data processing	3-4 years
Other	3-20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Assets held for sale

Non-current assets and disposal groups are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over three to five years, (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility, (iii) long-term receivables, (iv) network capacity leases, (v) the non-current portion of prepaid maintenance and support contracts and (vi) direct costs in connection with initial setup fees and installation of services, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to ten years.

Intangibles

The excess of the cost of acquiring businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licenses, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licenses, trademarks and brands represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the statement of financial position between current and noncurrent based on expected life at time of acquisition.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over the estimated useful life of 15 years.

2015 Annual Report Shaw Communications Inc.	63

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from three to ten years. The Company reviews the estimates of lives and useful lives on a regular basis.

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximated 6% (2014 – 6.25%).

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, Media and Data centres. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment is reversed if the asset’s value has increased.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities and provisions in the income statement.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of

64	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Restructuring provisions

Restructuring provisions, primarily in respect of employee termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised to those affected that the plan will be carried out.

(iii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement, (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over three to five years, (iii) connection fee revenue, initial setup fees and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years, (iv) a deposit on a future fibre sale, and (v) amounts received in respect of granting an option to acquire its wireless spectrum licenses.

Leases

(i)	Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

(ii)	Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in income tax expense.

2015 Annual Report Shaw Communications Inc.	65

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Tax credits and government grants

Until August 31, 2014, the Company had access to a government program which supported local programming produced by conventional television stations. In addition, the Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange loss recognized on the translation and settlement of current monetary assets and liabilities was $8 (2014 – $8) and is included in other losses.

The functional currency of the Company’s foreign operations is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Available-for-sale equity instruments not quoted in an active market and where fair value cannot be reliably measured are recorded at cost less impairment. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading.

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

A net investment hedge of a foreign operation is accounted for similarly to a cash flow hedge. The Company may designate certain US dollar denominated debt as a hedge of its net investment in foreign operations where the US dollar is the functional currency. Unrealized gains and losses arising from translation of the US dollar denominated debt are included in other comprehensive income/loss and accumulated in equity.

66	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3	Inputs for the asset or liability are not based on observable market data.

The Company determines whether transfers have occurred between levels in the fair value hierarchy by assessing the impact of events and changes in circumstances that could result in a transfer at the end of each reporting period.

Employee benefits

The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective December 31, 2014 and the next actuarial valuations for funding purposes are effective December 31, 2015.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a deferred share unit (“DSU”) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

Share appreciation rights (“SARs”) issued by a subsidiary to eligible employees are cash settled and measured at fair value using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the SARs by applying the graded vesting method, adjusting for estimated forfeitures. The obligation for SARs is remeasured at the end of each period up to the date of settlement which requires a reassessment of the estimates used at the end of each reporting period.

2015 Annual Report Shaw Communications Inc.	67

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions and records such amounts as compensation expense.

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Estimation uncertainty and critical judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgements which result from the need to make estimates about the effects of matters that are inherently uncertain.

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods.

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgement. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgement is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iii)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgements to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (“DCF”) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

68	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

(iv)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licenses, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before restructuring costs and amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by the DCF analysis, the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in note 10. The DCF analysis uses significant unobservable inputs and is therefore considered a level 3 fair value measurement.

(v)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required.

(vi)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining the measurement of tax uncertainties, the Company applies a probable weighted average methodology. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(vii)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgement is required in determining the Company’s cash generating units for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are Cable, Satellite, Media and Data centres.

2015 Annual Report Shaw Communications Inc.	69

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

(ii)	Broadcast rights and licenses and spectrum licenses – indefinite-life assessment

The Company’s businesses are dependent upon broadcast licenses (or operate pursuant to an exemption order) granted and issued by the CRTC. While these licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Adoption of recent accounting pronouncement

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•

IFRIC 21 Levies provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets) prohibits revenue from being used as a basis to depreciate property, plant and equipment and significantly limits use of revenue-based amortization for intangible assets. The amendments are to be applied prospectively for the annual period commencing September 1, 2016.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new standard is to be applied either retrospectively or on a modified retrospective basis and is effective for the annual period commencing September 1, 2018.

•

IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing September 1, 2018.

3.	BUSINESS ACQUISITIONS, ASSET DISPOSITIONS AND ASSET HELD FOR SALE

Business acquisitions

ViaWest, Inc (“ViaWest”)

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada. The operating results of ViaWest are included in the Company’s consolidated financial statements from the date of acquisition. Revenue and net loss for 2015 were $246 and $17, respectively.

In connection with the transaction, the Company incurred $4 of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors. During the current year, the Company incurred additional acquisition related costs of $6.

70	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

The purchase consideration consisted of $898 of cash and issuance of share-based awards of $8. A summary of net assets and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	5
Receivables	10
Other current assets	5
Property and equipment	311
Other long-term assets	2
Intangibles(1)	404
Goodwill, not deductible for tax(2)	674

1,411
Current liabilities	16
Current debt(3)	7
Deferred income taxes	76
Long-term debt(3)	406

906

(1)	Intangibles include a trade name, customer relationships and software assets.

(2)	Goodwill comprises the value of upside and expansion potential due to industry growth expectations and demand for data centre services as well as a strong management team and an assembled workforce.

(3)

Current and long-term debt is comprised of amounts that were outstanding under ViaWest’s credit facility, finance lease obligations in respect of certain equipment and amounts owing to landlords in respect of financing leasehold improvements.

Other

Effective June 30, 2015, ViaWest acquired 100% of the shares of AppliedTrust Engineering, Inc. (“AppliedTrust”), a provider of security, compliance, DevOps and infrastructure consulting services to a wide range of clients. AppliedTrust’s capabilities augment the ViaWest platform with fast enablement of secure hybrid services including IT assessment, migration, compliance consulting, cloud readiness and deeper application support. The purchase consideration consisted of $9 in cash and contingent consideration of $2.

A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Receivables	1
Goodwill, not deductible for tax(1)	10

11

(1)

Goodwill comprises the estimated economic value of providing enhanced professional services offerings, growth expectations as well as an assembled workforce with deep expertise in risk management and compliance consulting services.

2015 Annual Report Shaw Communications Inc.	71

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Asset dispositions

Sale of wireless spectrum licenses to Rogers Communications Inc. (“Rogers”)

During 2013, the Company granted Rogers an option to acquire its wireless spectrum licenses. The exercise of the option and the sale of the wireless spectrum licenses were subject to various regulatory approvals and therefore, the licenses were not classified as assets held for sale. The regulatory reviews concluded during 2015 at which time the transfer was completed. The Company had previously received $50 in respect of the purchase price of the option to acquire the wireless spectrum licenses and a $200 deposit in respect of the option exercise price. The Company received an additional $100 when the transaction completed and recorded a gain of $158.

Sale of Historia and Series+ to Corus Entertainment Inc. (“Corus”)

The sale of Historia and Series+ to Corus closed in 2014. Historia and Series+ represented a disposal group within the media segment and accordingly, were not presented as discontinued operations in the statement of income. The Company received sale proceeds of $141 and recorded a gain of $49.

Asset held for sale

A real estate property has been classified as held for sale in the statement of financial position at August 31, 2015 and 2014 and measured at estimated fair value less costs to sell. At August 31, 2015, the property’s fair value was based on the sale which closed subsequent to year end. Previously the estimated fair value had been determined by a commercial real estate service by means of an income capitalization approach.

4.	ACCOUNTS RECEIVABLE

	2015 $	2014 $
Subscriber and trade receivables	473	506
Due from related parties [note 27]	4	–
Miscellaneous receivables	17	19

	494	525
Less allowance for doubtful accounts	(26)	(32)

	468	493

Included in operating, general and administrative expenses is a provision for doubtful accounts of $29 (2014 – $38).

5.	INVENTORIES

	2015	2014
	$	$
Subscriber equipment	54	114
Other	6	5

	60	119

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment.

72	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

6.	OTHER CURRENT ASSETS

	2015	2014
	$	$
Program rights	15	17
Tax indemnity	1	1
Prepaid expenses and other	62	55

	78	73

7.	INVESTMENTS AND OTHER ASSETS

	2015	2014
	$	$
Publicly traded company	4	7
Investments in private entities	49	53
Investment in a joint venture	44	–

	97	60

During 2015, the Company recorded an unrealized loss of $3 (2014 – $2) in respect of its investment in a publicly traded company (see note 20).

The Company has a portfolio of minor investments in various private entities.

The Company has a 50% joint control interest in shomi, which is a subscription video-on-demand service that launched in November 2014. The Company’s interest in shomi is accounted for using the equity method. Summarized financial information at August 31, 2015 and for the ten months then ended is as follows:

$
Current assets	28
Non-current assets	132
Current liabilities	(54)
Non-current liabilities	(16)

Partnership net assets	90

Carrying amount of the investment(1)	44

$
Revenue	18
Expenses	128

Partnership net loss	110

Equity loss in the partnership(1)	56

(1)

The Company’s carrying amount of the investment and equity loss does not equal 50% of the partnership’s net assets and net loss due to elimination of unrealized profit on downstream transactions between the Company and shomi.

2015 Annual Report Shaw Communications Inc.	73

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

8.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2015			August 31, 2014
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Cable and telecommunications distribution system	4,984	2,506	2,478	4,728	2,377	2,351
Digital cable terminals and modems	808	447	361	833	483	350
Satellite audio, video and data network and DTH receiving equipment	174	96	78	186	83	103
Transmitters, broadcasting, communications and production equipment	109	62	47	104	50	54
Land and buildings	625	207	418	441	181	260
Data centre infrastructure, data processing and other	860	270	590	396	169	227
Assets under construction	248	–	248	307	–	307

	7,808	3,588	4,220	6,995	3,343	3,652

Changes in the net carrying amounts of property, plant and equipment for 2015 and 2014 are summarized as follows:

	August 31, 2014							August 31, 2015
	Net book value $	Additions $	Transfers $	Acquisition $	Amortization $	Disposals and writedown $	Foreign exchange translation $	Net book value $
Cable and telecommunications distribution system	2,351	472	12	–	(354)	(3)	–	2,478
Digital cable terminals and modems	350	205	–	–	(194)	–	–	361
Satellite audio, video and data network and DTH receiving equipment	103	–	–	–	(25)	–	–	78
Transmitters, broadcasting, communications and production equipment	54	8	–	–	(15)	–	–	47
Land and buildings	260	7	110	54	(26)	–	13	418
Data centre infrastructure, data processing and other	227	107	93	256	(125)	(19)	51	590
Assets under construction	307	188	(215)	1	–	(33)	–	248

	3,652	987	–	311	(739)	(55)	64	4,220

74	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

	August 31, 2013					August 31, 2014
	Net book value $	Additions $	Transfers $	Amortization $	Disposals and writedown $	Net book value $
Cable and telecommunications distribution system	2,255	444	2	(341)	(9)	2,351
Digital cable terminals and modems	341	209	–	(200)	–	350
Satellite audio, video and data network and DTH receiving equipment	87	43	–	(27)	–	103
Transmitters, broadcasting, communications and production equipment	61	10	–	(17)	–	54
Land and buildings	279	2	–	(20)	(1)	260
Data processing and other	199	38	62	(50)	(22)	227
Assets under construction	148	223	(64)	–	–	307

	3,370	969	–	(655)	(32)	3,652

In 2015, the Company recognized a gain of $6 (2014 – loss of $1) on the disposal of property, plant and equipment. The write-down of assets in 2015 was in respect of development of a certain Internet Protocol Television (“IPTV”) platform which forms part of the common infrastructure for the Consumer and Business Network Services divisions.

9.	OTHER LONG-TERM ASSETS

	2015	2014
	$	$
Equipment costs subject to a deferred revenue arrangement	225	247
Customer equipment financing receivables	8	12
Credit facility arrangement fees	3	2
Other	23	22

	259	283

Amortization provided in the accounts for 2015 amounted to $165 (2014 – $142) and was recorded as amortization of deferred equipment costs and other amortization.

2015 Annual Report Shaw Communications Inc.	75

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

10.	INTANGIBLES AND GOODWILL

	2015	2014
	$	$
Broadcast rights and licenses
Cable systems	4,015	4,015
DTH and satellite services	1,013	1,013
Television broadcasting	1,313	1,313

	6,341	6,341
Program rights and advances	280	293
Goodwill
Non-regulated satellite services	73	88
Cable and telecommunications systems	73	73
Television broadcasting	537	537
Data centre services	823	–

	1,506	698
Wireless spectrum licenses	–	191
Other intangibles
Software	275	256
Customer relationships	472	79
Trademark and brands	91	38

	838	373

Net book value	8,965	7,896

Broadcast rights and licenses, trademark, brands and wireless spectrum licenses have been assessed as having indefinite useful lives. While licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licenses	Trademark and brands	Goodwill	Wireless spectrum licenses
	$	$	$	$
September 1, 2013 and 2014	6,341	38	698	191
Business acquisitions [note 3]	–	44	684	–
Disposition [note 3]	–	–	–	(191)
Write-down	–	–	(15)	–
Foreign currency translation	–	9	139	–

August 31, 2015	6,341	91	1,506	–

76	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Intangibles subject to amortization are as follows:

	August 31, 2015			August 31, 2014
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Program rights and advances	671	376	295	699	389	310
Software	241	150	91	227	139	88
Software under construction	184	–	184	168	–	168
Customer relationships	514	42	472	87	8	79

	1,610	568	1,042	1,181	536	645
Less current portion of program rights			15			17

			1,027			628

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Program rights and advances $	Software $	Software under construction $	Customer relationships $	Total $
September 1, 2013	300	108	108	85	601
Additions	414	20	64	–	498
Transfers	–	4	(4)	–	–
Amortization	(404)	(43)	–	(6)	(453)
Write-down	–	(1)	–	–	(1)

August 31, 2014	310	88	168	79	645
Additions	390	43	37	–	470
Transfers	–	3	(3)	–	–
Business acquisition [note 3]	–	5	–	355	360
Amortization	(405)	(49)	–	(32)	(486)
Write-down	–	–	(18)	–	(18)
Foreign currency translation	–	1	–	70	71

August 31, 2015	295	91	184	472	1,042

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at March 1, 2015 and as a result, an impairment charge of $15 was recorded with respect to goodwill associated with the Tracking operations in the Satellite cash generating unit. The Company estimated the recoverable amount using a discounted cash flow analysis based on the most recent estimates of future operating results which are reflective of long-term pressures as customers migrate from satellite based tracking to wireless tracking. The recoverable amount of the other cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licenses for each of the Cable, Satellite and Media cash generating units as at March 1, 2015 would not result in any impairment loss. The data centre cash generating unit was created with the acquisition of ViaWest. A hypothetical decline of 10% in the recoverable amount of the data centre cash generating unit as at March 1, 2015 would result in an impairment loss and is reflective of the Company acquiring ViaWest at fair value on September 2, 2014. A 1% increase in the discount rate or 1% decrease in the terminal growth rate would cause the carrying amount of the Data centres CGU to exceed its recoverable amount by approximately $200 and $150, respectively. In order for the CGU’s recoverable amount to be equal to the carrying amount and holding all other assumptions

2015 Annual Report Shaw Communications Inc.	77

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

constant, the discount rate would have to be 8.75% or terminal growth rate would have to be 6%. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. The extent of any such impairment loss would be determined after incorporating any consequential effects of that change on estimated operating income before restructuring costs and amortization and on other factors. Any changes in economic conditions since the impairment testing conducted as at March 1, 2015 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2015.

Significant estimates inherent to this analysis include discount rates and the terminal value. At March 1, 2015, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple
Cable	8.0%	1.0%	6.0X
Satellite	8.5%	0.0%	5.0X
Media	8.5%	0.0%	6.5X
Data centres	8.5%	6.3%	10.0X

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple
Cable	8.0%	5.0%	3.0%
Satellite	7.0%	n/a	3.0%
Media	7.0%	n/a	2.0%
Data centres	19.0%	16.0%	2.0%

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2015	2014
	$	$
Trade	81	44
Program rights	79	74
CRTC benefit obligations	28	30
Accrued liabilities	339	335
Accrued network fees	109	107
Interest and dividends	229	215
Related parties [note 27]	22	23

	887	828

78	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

12.	PROVISIONS

	Asset retirement obligations	Restructuring(1)	Other	Total
	$	$	$	$
September 1, 2013	9	–	26	35
Additions	–	58	12	70
Reversal	–	–	(4)	(4)
Payments	–	(45)	(3)	(48)

August 31, 2014	9	13	31	53
Additions	1	52	11	64
Reversal	–	–	(6)	(6)
Payments	–	(48)	(1)	(49)

August 31, 2015	10	17	35	62

Current	–	13	31	44
Long-term	9	–	–	9

August 31, 2014	9	13	31	53

Current	–	17	35	52
Long-term	10	–	–	10

August 31, 2015	10	17	35	62

(1)

During 2014, the Company announced changes to the structure of its operating units to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. In connection with the restructuring of its operations, approximately 400 management and non-customer facing roles were affected by the organizational changes. During 2015, the Company announced a realignment of its customer care operations in the Consumer division into centres of expertise to enhance customer service, and continued its organizational structure realignment efforts including further restructuring of certain functions within its Business Network Services division. In addition, the media division undertook organizational changes as it redefines itself from a traditional broadcaster to the broader focus of a media organization. Approximately 1,700 employees were affected by the continued restructurings in 2015. Restructuring amounts are primarily in respect of severance and employee related costs. The majority of remaining costs at August 31, 2015 are expected to be paid within the next six months.

2015 Annual Report Shaw Communications Inc.	79

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

13.	LONG-TERM DEBT

		2015			2014
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $
Corporate
Bank loans	Variable	434	–	434	–	–	–
Cdn fixed rate senior notes-
6.15% due May 9, 2016	6.34	299	1	300	298	2	300
5.70% due March 2, 2017	5.72	399	1	400	398	2	400
5.65% due October 1, 2019	5.69	1,245	5	1,250	1,244	6	1,250
5.50% due December 7, 2020	5.55	497	3	500	497	3	500
4.35% due January 31, 2024	4.35	497	3	500	497	3	500
6.75% due November 9, 2039	6.89	1,418	32	1,450	1,417	33	1,450

		4,789	45	4,834	4,351	49	4,400
Cdn variable rate senior notes- Due February 1, 2016		300	–	300	299	1	300

		5,089	45	5,134	4,650	50	4,700
Other
ViaWest – credit facility	Variable	506	12	518	–	–	–
ViaWest – other	Various	34	–	34	–	–	–
Burrard Landing Lot 2 Holdings Partnership	4.68	40	–	40	40	–	40

Total consolidated debt		5,669	57	5,726	4,690	50	4,740
Less current portion		608	1	609	–	–	–

		5,061	56	5,117	4,690	50	4,740

(1)	Long-term debt is presented net of unamortized discounts and finance costs.

Corporate

Bank loans

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term or swingline facility of $50. During 2014, the Company amended the terms of the facility to extend the maturity date from January 2017 to December 2019. The credit facility has a feature whereby the Company may request an additional $500 of borrowing capacity so long as no event of default or pending event of default has occurred and is continuing or would occur as a result of the increased borrowings. No lender has any obligation to participate in the requested increase unless it agrees to do so at its sole discretion. Funds are available to the Company in both Canadian and US dollars. At August 31, 2015, $1 has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2015 was 1.57%. No amounts were drawn under the under the credit facility during 2014. The effective interest rate on the revolving term facility for 2015 was 3.24% (2014 – 3.38%).

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The fixed rate notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On January 31, 2014, the Company issued $500 senior notes at a rate of 4.35% due January 31, 2024 and $300 floating rate senior rates due February 1, 2016. The $300 senior notes bear interest at an annual rate equal to three month CDOR plus 0.69%.

80	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Other

ViaWest

During 2015, ViaWest’s credit facility which was assumed on acquisition was repaid with proceeds from a new credit facility. ViaWest’s prior credit facility was scheduled to mature in May 2017 and was secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement. On September 2, 2014, ViaWest’s credit facility consisted of a term loan of US $322 and US $28 of borrowings under a US $40 revolving facility. The term loan had quarterly principal repayments of US $1 with the balance due on maturity. Interest rates fluctuated with LIBOR, US prime, US Federal Funds and Eurodollar rates. ViaWest had a US $130 interest rate swap which hedged the exposure to changes in cash flows and minimized variability related to its prior credit facility. The interest rate swap terminated in June 2015. The new facility consists of a term loan in the amount of US $395 and a revolving credit facility of US $85. Commencing August 2015, the term loan has quarterly principal repayments of US $1 with the balance due on maturity in March 2022 while the revolving credit facility matures in March 2020. Interest rates fluctuate with LIBOR, US prime and US Federal Funds rates and the facilities are secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement.

Finance lease obligations and amounts owing to landlords in connection with financing of leasehold improvements expire and mature at various dates through to 2023. Collateral has been provided as security for the related transactions and agreements as required. The effective interest rates on the obligations range from 4.42% to 9.39%.

Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued ten year 6.31% secured mortgage bonds in respect of the commercial component of the Shaw Tower. In February 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The mortgage loan matures on November 1, 2024 and bears interest at 4.683% compounded semi-annually with interest only payable for the first five years. The mortgage loan is collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Debt retirement costs

On February 18, 2014, the Company redeemed the 6.50% senior notes. In connection with the early redemption, the Company incurred costs of $7 and wrote-off the remaining finance costs of $1.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2015.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2016	609
2017	408
2018	9
2019	10
2020	1,695
Thereafter	2,995

5,726

2015 Annual Report Shaw Communications Inc.	81

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Interest expense

	2015 $	2014 $
Interest expense – long-term debt	299	281
Amortization of senior notes discounts	2	2
Interest income – short-term (net)	(2)	(5)
Capitalized interest	(16)	(12)

	283	266

14.	OTHER LONG-TERM LIABILITIES

	2015 $	2014 $
Pension liabilities [note 26]	119	174
CRTC benefit obligations	23	48
Post retirement liabilities [note 26]	22	18
Share-based awards	11	–
Program rights liabilities	5	5
Other	6	6

	186	251

15.	DEFERRED CREDITS

	2015 $	2014 $
IRU prepayments	449	461
Equipment revenue	111	128
Connection fee and installation revenue	24	19
Proceeds on wireless spectrum license option [note 3]	–	50
Refundable deposit on wireless spectrum license [note 3]	–	200
Deposit on future fibre sale	2	2
Other	2	2

	588	862

Amortization of deferred credits for 2015 amounted to $100 (2014 – $89) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2015 amounted to $12 (2014 – $12) and was recorded as other amortization. Amortization of equipment revenue for 2015 amounted to $78 (2014 – $69). Amortization of connection fee and installation revenue for 2015 amounted to $10 (2014 – $8) and was recorded as revenue.

82	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

16.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Issued and outstanding

2015	2014		2015	2014
Number of securities			$	$
22,420,064	22,420,064	Class A Shares	2	2
451,471,562	439,606,326	Class B Non-Voting Shares	3,205	2,887
12,000,000	12,000,000	Series A Preferred Shares	293	293

485,891,626	474,026,390		3,500	3,182

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Changes in Class A Share capital and Class B Non-Voting Share capital in 2015 and 2014 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
September 1, 2013	22,520,064	2	430,306,542	2,660
Class A share conversions	(100,000)	–	100,000	–
Stock option exercises	–	–	3,431,548	81
Dividend reinvestment plan	–	–	5,768,236	146

August 31, 2014	22,420,064	2	439,606,326	2,887
Stock option exercises	–	–	5,871,621	152
Dividend reinvestment plan	–	–	5,993,615	166

August 31, 2015	22,420,064	2	451,471,562	3,205

Series A Preferred Shares

The Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) represent a series of class 2 preferred shares and are classified as equity since redemption, at $25.00 per Series A Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

2015 Annual Report Shaw Communications Inc.	83

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

17.	SHARE-BASED COMPENSATION AND AWARDS

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2015 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2015, 30,632,531 Class B Non-Voting Shares have been issued under the plan.

The changes in options are as follows:

	2015		2014
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	16,477,563	22.34	19,555,441	21.71
Granted	2,911,250	28.29	1,633,000	25.76
Forfeited	(978,528)	25.12	(1,279,330)	22.12
Exercised(1)	(5,871,621)	21.94	(3,431,548)	20.46

Outstanding, end of year	12,538,664	23.70	16,477,563	22.34

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $29.28.

The following table summarizes information about the options outstanding at August 31, 2015:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$16.30 – $19.99	2,696,237	3.89	19.15	2,615,737	19.14
$20.00 – $24.99	6,020,777	4.32	23.25	4,611,027	23.30
$25.00 – $30.87	3,821,650	8.31	27.61	616,650	26.26

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2015 was $2.85 (2014 – $2.61) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2015	2014
Dividend yield	3.96%	4.18%
Risk-free interest rate	1.41%	1.61%
Expected life of options	6 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	19.1%	19.6%

Expected volatility has been estimated based on the historical share price volatility of the Company’s Class B Non-Voting Shares.

84	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in DSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During 2015, $2 was recognized as compensation expense (2014 – $3). The carrying value and intrinsic value of DSUs at August 31, 2015 was $15 and $13, respectively (August 31, 2014 – $13 and $11, respectively).

Employee share purchase plan

The Company’s ESPP provides employees with an incentive to increase the profitability of the Company and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions.

During 2015, $6 was recorded as compensation expense (2014 – $5).

Share appreciation rights

A subsidiary of the Company grants SARs to eligible employees of ViaWest. A SAR entitles the holder to the appreciation in value of one share of ViaWest over the exercise price over a period of time. SARs granted to ViaWest employees post-acquisition vest 25% per year over four years, have a 10 year contractual term and are cash settled. During 2015, $4 was recognized as compensation expense. The carrying value of SARs liabilities, including the SARs granted as partial consideration for the acquisition of ViaWest (see note 3), at August 31, 2015 was $13. At August 31, 2015, no SARs had vested.

18.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2015	2014
Numerator for basic and diluted earnings per share ($)
Net income	880	887
Deduct: net income attributable to non-controlling interests in subsidiaries	(24)	(30)
Deduct: dividends on Series A Preferred Shares	(14)	(14)

Net income attributable to common shareholders	842	843

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	468	457
Effect of potentially dilutive securities(1)	3	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	471	459

Earnings per share ($)
Basic	1.80	1.84
Diluted	1.79	1.84

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2015, 2,548,433 options were excluded from the diluted earnings per share calculation (2014 – 1,729,227).

2015 Annual Report Shaw Communications Inc.	85

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

19.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Preferred share dividends

Holders of the Series A Preferred Shares are entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2015 and 2014 are as follows:

2015		2014
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
1.1613	1.1638	1.0775	1.0800

The dividends per share recognized as distributions to holders of Series A Preferred Shares was $1.125 during each of the years ended August 31, 2015 and 2014.

On June 25, 2015, the Company declared dividends of $0.28125 per Series A Preferred Share which were paid on September 30, 2015. The total amount paid was $3 of which $1 was not recognized as at August 31, 2015.

On October 22, 2015, the Company declared dividends of $0.098542 per Class A Voting Share and $0.09875 per Class B Non-Voting Share payable on each of December 30, 2015, January 28, 2016 and February 26, 2016 to shareholders of record at the close of business on December 15, 2015, January 15, 2016 and February 12, 2016, respectively.

On October 22, 2015, the Company declared dividends of $0.28125 per Series A Preferred Share payable on December 31, 2015 to holders of record at the close of business on December 15, 2015.

86	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

20.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED
OTHER	COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	8	(2)	6
Adjustment for hedged items recognized in the period	(8)	2	(6)
Unrealized loss on available-for-sale investment	(3)	–	(3)
Exchange differences on translation of a foreign operation	184	–	184
Exchange differences on translation of US debt hedging a foreign operation	(74)	–	(74)

	107	–	107
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	7	–	7

	114	–	114

Components of other comprehensive loss and the related income tax effects for 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	–	3
Adjustment for hedged items recognized in the period	(6)	1	(5)
Unrealized loss on available-for-sale investment	(2)	–	(2)

	(5)	1	(4)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(58)	16	(42)

	(63)	17	(46)

Accumulated other comprehensive loss is comprised of the following:

	2015 $	2014 $
Items that may subsequently be reclassified to income
Unrealized loss on available-for-sale investment	(5)	(2)
Foreign currency translation adjustments	110	–

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(124)	(131)

	(19)	(133)

2015 Annual Report Shaw Communications Inc.	87

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

21.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES
AND RESTRUCTURING	COSTS

	2015 $	2014 $
Employee salaries and benefits	987	945
Purchases of goods and services	2,174	2,092

	3,161	3,037

22.	OTHER LOSSES

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $6 in respect of the property classified as held for sale, distributions of $27 from a venture capital fund investment, a write-down of $27 in respect of a private portfolio investment and additional proceeds of $15 related to the fiscal 2012 Shaw Court insurance claim while the comparative year includes a refund of $5 from the Canwest CCAA plan implementation fund and proceeds of $6 in respect of the aforementioned insurance claim. In addition, the current and prior year both include asset write-downs of $55 and $6, respectively. The write-down of assets in the current year related to assets in respect to development of a certain IPTV platform which the Company has now abandoned.

23.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2015 $	2014 $
Deferred tax assets	14	26
Deferred tax liabilities	(1,135)	(1,105)

Net deferred tax liability	(1,121)	(1,079)

88	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licenses, customer relationships, trademark and brands $	Partnership income $	Non-capital loss carry- forwards $	Accrued charges $	Foreign exchange on long-term debt and fair value of derivative instruments $	Total $
Balance at September 1, 2013	(140)	(813)	(267)	6	73	(1)	(1,142)
Recognized in statement of income	(37)	(5)	107	–	(19)	–	46
Recognized in other comprehensive income	–	–	–	–	16	1	17

Balance at August 31, 2014	(177)	(818)	(160)	6	70	–	(1,079)
Recognized in statement of income	(25)	(21)	107	34	(33)	–	62
Recognized on ViaWest business acquisition	(9)	(142)	–	46	29	–	(76)
Recognized in other comprehensive income:
Foreign currency translation adjustments	–	(29)	–	12	1	–	(16)
Actuarial gains/losses	–	–	–	–	(12)	–	(12)

Balance at August 31, 2015	(211)	(1,010)	(53)	98	55	–	(1,121)

The Company has capital loss carryforwards of approximately $61 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

The income tax expense differs from the amount computed by applying the statutory rates to income before income taxes for the following reasons:

	2015 $	2014 $
Current statutory income tax rate	25.7%	26.0%

Income tax expense at current statutory rates	302	311
Net increase (decrease) in taxes resulting from:
Non-taxable portion of capital gains	(24)	(8)
Effect of tax rate changes	34	–
Recognition of previously unrecognized tax losses	–	(1)
Other	(18)	6

Income tax expense	294	308

Due to foreign operations, the statutory income tax rate for the Company decreased from 26.0% in 2014 to 25.7% in 2015.

2015 Annual Report Shaw Communications Inc.	89

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

The components of income tax expense are as follows:

	2015 $	2014 $
Current income tax expense	356	355
Current income tax recovery from recognition of previously unrecognized tax losses	–	(1)

	356	354
Deferred tax recovery related to temporary differences	(96)	(46)
Deferred tax expense from tax rate changes	34	–

Income tax expense	294	308

24.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Consumer, Business Network Services, Business Infrastructure Services and Media. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenue and operating income before charges such as restructuring costs and amortization. As a result of the restructuring undertaken late in 2014, the Company reorganized its residential and enterprise services, previously included in the Cable and Satellite segments, into Consumer and Business Network Services segments, respectively with no change to the Media operating segment. The Consumer division provides Cable telecommunications services including Video, Internet, WiFi and Digital Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. Comparative results have been restated to reflect the new business segments. The Business Infrastructure Services segment was created with the acquisition of ViaWest on September 2, 2014, and provides data centre colocation, cloud and managed services to North American businesses. All of the Company’s operations are substantially located in Canada with the exception of ViaWest which is located in the United States.

	2015 $	2014 $
Revenue
Consumer	3,752	3,768
Business Network Services	520	484
Business Infrastructure Services	246	–
Media	1,080	1,096

	5,598	5,348
Intersegment eliminations	(110)	(107)

	5,488	5,241

Operating income before restructuring costs and amortization
Consumer	1,686	1,669
Business Network Services	256	240
Business Infrastructure Services	95	–
Media	342	353

	2,379	2,262
Restructuring costs(1)	(52)	(58)
Amortization(1)	(895)	(765)

Operating income	1,432	1,439

Interest(1)
Operating	281	264
Other/non-operating	2	2

	283	266

Current taxes(1)
Operating	375	359
Other/non-operating	(19)	(5)

	356	354

90	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Capital expenditures

	2015 $	2014 $
Capital expenditures accrual basis
Consumer and Business Network Services(2)	870	1,006
Business Infrastructure Services	152	–
Media	16	18

	1,038	1,024

Equipment costs (net of revenue)
Consumer and Business Network Services	84	71

Capital expenditures and equipment costs (net)
Consumer and Business Network Services(2)	954	1,077
Business Infrastructure Services	152	–
Media	16	18

	1,122	1,095

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	939	976
Additions to equipment costs (net)	72	56
Additions to other intangibles	79	84

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	1,090	1,116
Increase (decrease) in working capital and other liabilities related to capital expenditures	49	(7)
Decrease in customer equipment financing receivables	12	15
Less: Proceeds on disposal of property, plant and equipment	(26)	(26)
Less: Satellite equipment profit(2)	(3)	(3)

Total capital expenditures and equipment costs (net) reported by segments	1,122	1,095

(1)	The Company does not report restructuring costs, amortization, interest or cash taxes on a segmental basis.

(2)

The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment

25.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)

The Company owns and leases Ku-band and C-band transponders on the Anik F1R, Anik F2 and Anik G1 satellites. As part of the Ku-band transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and license fees for each transponder from the time the satellite becomes operational for a period of 15 years.

(ii)	The Company has various long-term operating commitments as follows:

$
2016	635
2017 – 2020	948
Thereafter	388

1,971

2015 Annual Report Shaw Communications Inc.	91

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Comprised of:	$
Program related agreements	551
Lease of transmission facilities, circuits and premises	643
Lease and maintenance of transponders	659
Exclusive rights to use intellectual property	61
Other (primarily maintenance and support contracts)	57

1,971

Included in operating, general and administrative expenses are transponder maintenance expenses of $80 (2014 – $80) and rental expenses of $134 (2014 – $107).

(iii)	At August 31, 2015, the Company had capital expenditure commitments in the normal course of business of $23 in respect of fiscal 2016.

(iv)

As part of the CRTC decisions approving the acquisition of the broadcasting businesses in 2012 and 2011, the Company is required to contribute approximately $182 in new benefits to the Canadian broadcasting system over seven years. The obligations have been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using appropriate discount rates. At August 31, 2015, the remaining expenditure commitments in respect of these obligations is $57 which will be funded over future years through fiscal 2019.

(v)

In late fiscal 2014, the Company partnered with Rogers to form shomi, a new subscription video-on-demand service which launched in beta in early November 2014. The Company’s remaining capital commitment is $58 of which, $9 was funded subsequent to year end.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2015, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

92	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2015, the guarantee instruments amounted to $4. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2016.

26.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for its non-union employees and certain union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans were $38 (2014 – $37) of which $26 (2014 – $24) was expensed and the remainder capitalized.

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives and several registered pension plans for certain employees in the media business. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	2015 $	2014 $
Unregistered plans
Accrued benefit obligation	509	493
Fair value of plan assets	391	330

	118	163
Registered plans
Accrued benefit obligation	173	171
Fair value of plan assets	172	160

	1	11

Accrued benefit liabilities and deficit	119	174

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i)

Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii)

Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

2015 Annual Report Shaw Communications Inc.	93

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. The plan was also amended to provide funding of up to 90% of the accrued benefit obligation over a period of six years. Employees are not required to contribute to this plan. Subsequent to year end, the Company made contributions of $25 to a Retirement Compensation Arrangement Trust (“RCA”).

The Company provides an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan. Annually the employer is to fund 90% of the accrued benefit obligation. Subsequent to year end, the Company made contributions of $2 to an RCA.

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2015 Total $	SERP $	ERP $	2014 Total $
Accrued benefit obligation, beginning of year	487	6	493	404	2	406
Current service cost	7	2	9	9	3	12
Interest cost	20	–	20	19	–	19
Payment of benefits	(13)	–	(13)	(10)	–	(10)
Gain on settlement	–	(1)	(1)	–	–	–
Remeasurements:
Effect of changes in demographic assumptions	(11)	–	(11)	1	–	1
Effect of changes in financial assumptions	1	–	1	51	1	52
Effect of experience adjustments	11	–	11	13	–	13

Accrued benefit obligation, end of year	502	7	509	487	6	493

Fair value of plan assets, beginning of year	328	2	330	302	–	302
Employer contributions	55	2	57	13	2	15
Interest income	14	–	14	15	–	15
Payment of benefits	(13)	–	(13)	(10)	–	(10)
Return on plan assets, excluding interest income	3	–	3	8	–	8

Fair value of plan assets, end of year	387	4	391	328	2	330

Accrued benefit liability and plan deficit, end of year	115	3	118	159	4	163

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2015 is 15.3 years and 22.5 years, respectively.

94	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

The underlying plan assets of the SERP and ERP at August 31, 2015 are invested in the following:

	SERP $	ERP $
Cash and cash equivalents	215	2
Fixed income securities	93	1
Equity securities – Canadian	21	–
Equity securities – Foreign	58	1

	387	4

All fixed income and equity securities have a quoted price in active market.

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2015 SERP %		2015 ERP %	2014 SERP %		2014 ERP %
Discount rate	4.10		4.10	4.00		4.00
Rate of compensation increase	5.00	(1)	3.00	5.00	(1)	3.00

Benefit cost for the year	2015 SERP %		2015 ERP %	2014 SERP %		2014 ERP %
Discount rate	4.00		4.00	4.75		4.75
Rate of compensation increase	5.00	(1)	3.00	5.00	(1)	3.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2015 by $84. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $13.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	SERP $	ERP $	2015 Total $	SERP $	ERP $	2014 Total $
Current service cost	7	2	9	9	3	12
Interest cost	20	–	20	19	–	19
Interest income	(14)	–	(14)	(15)	–	(15)

Pension expense	13	2	15	13	3	16

2015 Annual Report Shaw Communications Inc.	95

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Registered pension plans

The Company has a number of funded defined benefit pension plans which provide pension benefits to certain unionized and non-unionized employees in the media business. Benefits under these plans are based on the employees’ length of service and final average salary. These plans are regulated by the Office of the Superintendent of Financial Institutions, Canada in accordance with the provisions of the Pension Benefits Standards Act and Regulations. The regulations set out minimum standards for funding the plans.

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

	2015 $	2014 $
Accrued benefit obligation, beginning of year	171	152
Current service cost	6	5
Interest cost	7	7
Employee contributions	1	1
Payment of benefits	(8)	(10)
Remeasurements:
Effect of changes in demographic assumptions	–	1
Effect of changes in financial assumptions	(1)	15
Effect of experience adjustments	(3)	–

Accrued benefit obligation, end of year	173	171

Fair value of plan assets, beginning of year	160	133
Employer contributions	10	12
Employee contributions	1	1
Interest income	7	7
Payment of benefits	(8)	(10)
Administrative expenses paid from plan assets	(1)	(1)
Return on plan assets, excluding interest income	3	18

Fair value of plan assets, end of year	172	160

Accrued benefit liability and plan deficit, end of year	1	11

The weighted average duration of the defined benefit obligation at August 31, 2015 is 16.3 years.

The plan assets at August 31, 2015 are comprised of investments in pooled funds as follows:

$
Equity – Canadian	46
Equity – Foreign	27
Fixed income – Canadian	99

172

The underlying securities in the pooled funds have quoted prices in an active market.

96	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans.

Accrued benefit obligation	2015%	2014%
Discount rate	4.10	4.09
Rate of compensation increase	3.00	3.00

Benefit cost for the year	2015%	2014%
Discount rate	4.09	4.84
Rate of compensation increase	3.00	3.50

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2015 by $31. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $6.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	2015 $	2014 $
Current service cost	6	5
Interest cost	7	7
Interest income	(7)	(7)
Administrative expenses	1	1

Pension expense	7	6

2015 Annual Report Shaw Communications Inc.	97

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Other benefit plans

The Company has post-employment benefits plans that provide post-retirement health and life insurance coverage to certain executive level retirees and retirees in the media business and are funded on a pay-as-you-go basis. The table below shows the change in the accrued post-retirement obligation which is recognized in the statement of financial position.

	2015 $	2014 $
Accrued benefit obligation and plan deficit, beginning of year	18	15
Current service cost	2	1
Interest cost	1	1
Payment of benefits	(1)	(1)
Remeasurements:
Effect of changes in demographic assumptions	2	–
Effect of changes in financial assumptions	(1)	2
Effect of experience adjustments	1	–

Accrued benefit obligation and plan deficit, end of year	22	18

The weighted average duration of the benefit obligation at August 31, 2015 is 17.6 years.

The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $3 (2014 – $2) and is comprised of current service and interest cost.

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2015 were 4.00% and 4.20%, respectively (2014 – 4.75% and 4.00%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2015 by $4.

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2016 are $37.

27.	RELATED PARTY TRANSACTIONS

Controlling shareholder

The majority of the Class A Shares are indirectly held by the Shaw Family Living Trust (“SFLT”). The sole trustee of SFLT is a private company owned and controlled by JR Shaw and has a Board of Directors which includes JR Shaw and members of his family (the “Shaw Family Group”). The Shaw Family Group includes Directors and Senior Executive and Corporate Officers of the Company.

98	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated or formed in Canada with the exception of ViaWest, Inc. which is incorporated in the United States.

	Ownership Interest
	August 31, 2015	August 31, 2014
Shaw Cablesystems Limited	100%	100%
Shaw Cablesystems G.P.	100%	100%
Shaw Envision Inc.	100%	100%
Shaw Telecom Inc.	100%	100%
Shaw Telecom G.P.	100%	100%
Shaw Satellite Services Inc.	100%	100%
Star Choice Television Network Incorporated	100%	100%
Shaw Satellite G.P.	100%	100%
Shaw Media Inc.	100%	100%
Shaw Television Limited Partnership	100%	100%
ViaWest, Inc.	100%	–

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for planning, directing and controlling the activities of the Company.

Compensation

The compensation expense of key management personnel and Board of Directors is as follows:

	2015 $	2014 $
Short-term employee benefits	38	42
Post-employment pension benefits	15	17
Retirement benefits	17	–
Share-based compensation	1	3

	71	62

Transactions

The Company paid $2 (2014 – $2) for collection, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $6 (2014 – $7) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

During the year, network fees of $12 (2014 – $12) were paid to a programmer where a Director of the Company holds a position on the programmer’s board of directors.

At August 31, 2015, the Company had $3 owing in respect of these transactions (2014 – $3).

2015 Annual Report Shaw Communications Inc.	99

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus

The Company and Corus are subject to common voting control. During the year, network fees of $113 (2014 – $120), advertising fees of $1 (2014 – $1) and programming fees of $1 (2014 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative, advertising and other services for $1 (2014 – $1), uplink of television signals for $6 (2014 – $5), Internet services and lease of circuits for $1 (2014 – $1) and programming content of $2 (2014 – $1). At August 31, 2015, the Company had a net of $18 owing in respect of these transactions (2014 – $20) and commitments in respect of network program agreements of $7 which are included in the amounts disclosed in note 25.

The sale of the Company’s two French-language channels, Historia and Series+, to Corus closed in 2014 (see note 3). In conjunction with the closing, the Company settled the non-interest bearing promissory note of $48 that was owing to Corus in respect of ABC Spark and Food Canada Network transactions that had closed in 2013.

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $12 (2014 – $10) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations. At August 31, 2015, the Company had a remaining commitment of $93 in respect of the office space lease which is included in the amounts disclosed in note 25.

Joint arrangement

During the year, the Company providing programming content and advertising services of $18 and paid $6 in subscriber fees. At August 31, 2015, the Company had a net receivable of $3 in respect of these transactions.

28.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

100	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market rates. Other notes and debentures are valued based upon current trading values for similar instruments.

(vi)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value. The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of an investment in a publicly traded company, long-term debt and a contingent liability are as follows:

	August 31, 2015		August 31, 2014
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Assets
Investment in publicly traded company(1)	4	4	7	7

Liabilities
Long-term debt (including current portion)(2)	5,669	6,307	4,690	5,390
Contingent liability(3)	2	2	–	–

(1)	Level 1 fair value – determined by quoted market prices.

(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(3)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange and interest rates, the Company’s share price and market price of publicly traded investments.

2015 Annual Report Shaw Communications Inc.	101

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

Currency risk

Certain of the Company’s capital expenditures and equipment costs in respect of its Canadian operations are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect of capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2015, the Company entered into forward contracts to purchase US $100 over a period of 10 months commencing in November 2014 at an average exchange rate of 1.1586 Cdn. At August 31, 2015 the Company had no forward contracts in respect of US dollar commitments.

The Company’s net investment in its foreign operation is exposed to market risk attributable to fluctuations in foreign currency exchange rates in respect of changes in the value of the Canadian dollar versus the US dollar. This risk is partially mitigated as a portion of the purchase price of ViaWest was borrowed in US dollars under the Company’s credit facility. At August 31, 2015, the investment in ViaWest amounted to US $812. The exchange rate used to convert US dollars into Canadian dollars for the statement of financial position at August 31, 2015 was $1.3157 Cdn. The impact of a 10% change in the exchange rate would change other comprehensive income by $63.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are a banking facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in note 13.

Interest on the Company’s unsecured banking facility and ViaWest’s credit facilities are based on floating rates, while the senior notes are primarily fixed-rate obligations. The Company utilizes its banking facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2015, 78% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Sensitivity analysis

The Company held no foreign exchange forward contracts at August 31, 2015. A portion of the Company’s accounts receivable and accounts payable and accrued liabilities in respect of its Canadian operations is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Interest on the Company’s banking and credit facilities are based on floating rates and the variable rate senior notes are based on CDOR. There is no significant market risk arising from interest rates fluctuating by reasonably possible amounts from their actual values at August 31, 2015.

A change of one dollar in the market price per share of the Company’s publicly traded investment would change other comprehensive loss by $1 at August 31, 2015.

At August 31, 2015, a one dollar change in the Company’s Class B Non-Voting Shares would not have had an impact on net income in respect of the Company’s DSU plan.

Credit risk

Accounts receivable in respect of the Consumer, Business Networks Services and Business Infrastructure Services divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer bases. For the Media division, a significant portion of sales are made to advertising agencies which results in some concentration of credit risk. At August 31, 2015, approximately 72% (2014 – 61%) of the $186 (2014 – $201) of advertising receivables is due from the ten largest accounts. The largest amount due from an advertising agency is $20 (2014 – $20) which is approximately 11% (2014 – 10%) of advertising receivables. As at August 31, 2015, the Company had accounts receivable of $468 (August 31, 2014 – $493), net of the allowance for doubtful accounts of $26 (August 31, 2014 – $32). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the customer account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2015, $121 (August 31, 2014 – $129) of accounts receivable is considered to be

102	Shaw Communications Inc. 2015 Annual Report

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates the credit risk of advertising receivables by performing initial and ongoing credit evaluations of advertising customers. Credit is extended and credit limits are determined based on credit assessment criteria and credit quality. In addition, the Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms and routinely assesses the financial strength of its business customers through periodic review of payment practices.

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

The Company’s undiscounted contractual maturities as at August 31, 2015 are as follows:

	Accounts payable and accrued liabilities(1) $	Other long-term liabilities $	Long-term debt repayable at maturity $	Interest payments $
Within one year	887	–	609	296
1 to 3 years	–	19	417	526
3 to 5 years	–	2	1,705	461
Over 5 years	–	–	2,995	2,042

	887	21	5,726	3,325

(1)	Includes accrued interest and dividends of $229.

2015 Annual Report Shaw Communications Inc.	103

Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	2015 $	2014 $
Net income	880	887
Adjustments to reconcile net income to funds flow from operations:
Amortization	899	768
Program rights	15	(10)
Deferred income tax recovery	(62)	(46)
CRTC benefit obligation funding	(31)	(58)
Gain on sale of media assets [note 3]	–	(49)
Share-based compensation	4	3
Defined benefit pension plans	(45)	(5)
Accretion of long-term liabilities and provisions	3	6
Equity loss of a joint venture	56	–
Gain on sale of wireless spectrum licenses [note 3]	(158)	–
Impairment of goodwill [note 10]	15	–
Debt retirement costs [note 13]	–	8
Write-down of assets [note 22]	55	6
Write-down of property held for sale [note 22]	6	–
Write-down of investment [note 22]	27	–
Distributions from a venture capital fund investment [note 22]	(27)	–
Other	–	14

Funds flow from operations	1,637	1,524

(ii)	Interest and income taxes paid and interest and distributions received and classified as operating activities are as follows:

	2015 $	2014 $
Interest paid	283	283
Income taxes paid (net of refunds)	488	137
Interest received	2	5

(iii)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2015 $	2014 $
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan [note 19]	166	146
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	–	5
Lease transactions	2	5

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Shaw Communications Inc.

Notes to the Consolidated Financial Statements

August 31, 2015 and 2014

[all amounts in millions of canadian dollars except share and per share amounts]

30.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)

to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents.

	August 31, 2015 $	August 31, 2014 $
Cash and cash equivalents	(398)	(637)
Long-term debt repayable at maturity	5,726	4,740
Share capital	3,500	3,182
Contributed surplus	45	64
Retained earnings	1,883	1,589

	10,756	8,938

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

On December 5, 2014 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 9, 2014 to December 8, 2015.

The Company’s credit facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow/adjusted earnings before interest, taxes, depreciation and amortization, and operating cash flow to fixed charges. At August 31, 2015, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

31.	SUBSEQUENT EVENT

On November 16, 2015, ViaWest entered into an agreement to acquire 100% of the outstanding shares in INetU, Inc. for US $162. INetU, Inc. is a solutions provider for public, private and hybrid cloud environments in addition to offering managed security and compliance services. The transaction is expected to close by December 31, 2015.

2015 Annual Report Shaw Communications Inc.	105